Exhibit 99.13

EARLY WARNING REPORT

Made Pursuant To Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids,
National Instrument 62-103 – The Early Warning System and Related Take-Over bid and
Insider Reporting Issues and Section 102.1 of the Securities Act (Ontario)

This report is made pursuant to the provisions of the securities legislation referred to above in connection with certain acquisitions of securities of Royal Standard Minerals Inc. (the “Corporation”).

1.	Name and address of Offeror.

George Duguay (the “Offeror”) 28 Royal Birkdale Lane Thornhill, Ontario L3T 1V2

2.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On January 16, 2014, the Offeror acquired ownership of 278,960,559 common shares of the Corporation (the “Common Shares”) representing approximately 30.3% of the issued and outstanding common shares of the Corporation.

3.

Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following the acquisitions noted in item 2 above, the Offeror owns 278,960,559 Common Shares directly representing approximately 30.3% of the issued and outstanding common shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

See 3. above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

NIL

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

NIL

5.	The name of the market where the transaction or occurrence that gave rise to the news release took place.

N/A

6.

The value, in Canadian dollars of any consideration offered per security if the Offeror acquired ownership of a security in a transaction or occurence giving rise to the obligation to file a news release.

251,884,747 of the Common Shares were acquired in a debt conversion transaction from the treasury of the Corporation at an effective price of $0.0002216 per share and 27,075,812 of the Common Shares were acquired in a private placement from the treasury of the Corporation at a price of $0.0002216 per share .

7.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Common Shares were acquired for investment purposes. The Offeror may from time to time acquire additional securities of the Corporation, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position. The Offeror has no present intention to acquire any additional securities of the Corporation.

8.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, or disposition or voting of any of the securities.

251,884,747 of the Common Shares were acquired in a debt conversion transaction on January 16, 2014 pursuant to a subscription and debt satisfaction agreement between the Offeror and the Corporation having customary terms for a transaction of this nature. 27,075,812 of the Common Shares were acquired in a private placement from the treasury of the Corporation pursuant to subscription agreement between the Offeror and the Corporation having customary terms and conditions.

9.	Names of joint actors in connection with the disclosure required by this Appendix.

N/A

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror.

251,884,747 of the Common Shares were acquired in a debt conversion transaction for aggregate consideration of $55,817.66. 27,075,812 of the Common Shares were acquired in a private placement from the treasury of the Corporation for aggregate consideration of $6,000.00.

11.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer’s securities.

N/A

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

N/A

DATED as of the 17th day of January, 2014.

"George Duguay"
George Duguay